FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
25 May 2007
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name:	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date:	25 May 2007

POMSoX Listing Rule 2.4
APPENDIX 2A
Application for quotation of additional securities and agreement
This form is for use by an entity seeking +quotation of additional +securities. The form is in 3 parts:
1.	Application for +quotation of added securities;

2.	Information to be completed; and

3.	Agreement to be completed.
Information and documents given to POMSoX in support of an application become POMSoX’s property and may be made public.
1. Part 1 - Application for quotation of additional securities
Name of entity
Lihir Gold Limited
We (the entity) apply for +quotation of +securities.
2. Part 2 - Information to be completed
You must complete the relevant sections (attach sheets if there is not enough space).
2.1 All entities

1	Number of +securities for which +quotation is sought	92,358,266 shares comprising the shares issued pursuant to the Retail Entitlement Offer and the Retail Bookbuild (as described in the Prospectus dated 23 April 2007) (Prospectus).

2,383,321 shares being additional shares issued pursuant to the Institutional Entitlement Offer.

2	+Class of the +securities for which +quotation is sought	Ordinary shares

3	Principal terms of the +securities

	(eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares as more fully described in Section 8.3 of the Prospectus

4	Date of allotment of the additional +securities	Additional Institutional Entitlement Offer shares – 10 May 2007 Retail Entitlement Offer shares – 24 May 2007

5	Dates of despatch of certificates, or entering of +securities into uncertificated holdings	Additional Institutional Entitlement Offer shares – 10 May 2007 Retail Entitlement Offer shares – 24 May 2007

6	Number of holders of the additional +securities	To be advised

7	Issue price of the additional +securities	Entitlement Offer shares – A$2.30 (K5-40)

8	Purpose of the issue (If issued upon +conversion of another +security, clearly identify that other +security. If issued as consideration for the +acquisition of assets, clearly identify those assets.)	The proceeds of the offer will be used to close out the Company’s gold hedge contracts, repay the Company’s gold loan, repay effectively all the Company’s secured debt and fund additional capital expenditure.

2.

9	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes.

If the additional +securities do not rank equally, please state:

• the date from which they do.

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment.

• the voting rights of the additional +securities.

• the rights of the additional +securities to participate in new issues of +securities.

		Number	+Class
10	Number and +class of all +securities quoted on POMSoX (including the securities in clause 1)	1,904,497,244	Ordinary shares

		Number	+Class

11	Number and +class of all +securities not quoted on POMSoX (excluding the securities in clause 1)	161,527,405	Class B shares

12	Were the +securities issued for cash?	Yes

(If yes, state the amount of discount in relation to each +security.)

(tick one of 13 or 14)

13	☐ Cheque for fees.

14	☐	Periodic payment as agreed with POMSoX has been arranged.

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.
     (a) Additional securities forming a new class of securities

3.

Tick to indicate you are providing the information or documents			Where is the information or document to be found? (eg, prospectus cross reference)

15	☐	A specimen certificate.	N/A

16	☐	The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders.	N/A

17	☐	A distribution schedule of the additional +securities setting out the number of holders in the categories	N/A

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

18	☐	A copy of any trust deed for the additional +securities.	N/A

	(b)	Restricted securities

19	☐	Executed restriction agreements (refer Appendix 9A). Cross reference: Chapter 9.	N/A

20	☐	Undertakings from a bank or +recognised trustee.	N/A

4.

Part 3 - Agreement
1.	+Quotation of our additional +securities is in POMSoX’s absolute discretion. POMSoX may quote the +securities on any conditions it decides.

2.	We warrant to POMSoX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation.

3.	We will indemnify POMSoX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4.	We give POMSoX the information and documents required by this form. If any information or document not available now, we will give it to POMSoX before +quotation of the +securities begins. We acknowledge that POMSoX is relying on the information and documents. We warrant that they are (or will be) true and complete.

Sign here:	/s/ Stuart A. Mackenzie	Date: 25 May 2007
Group Secretary and General Counsel

Print name:	Stuart A. Mackenzie

5.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Lihir Gold Limited
ABN
ARBN 069 803 998
We (the entity) give ASX the following information.
Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	92,358,266 shares comprising the shares issued pursuant to the Retail Entitlement Offer and the Retail Bookbuild (as described in the Prospectus dated 23 April 2007) (Prospectus).

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares as more fully described in Section 8.3 of the Prospectus.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes.

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$2.30 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the offer will be used to close out the Company’s gold hedge contracts, repay the Company’s gold loan, repay effectively all the Company’s secured debt and fund additional capital expenditure.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 May 2007.

+	See chapter 19 for defined terms.
Appendix 3B Page 2

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,904,497,244	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	161,527,405	Class B

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change.
Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	See Appendix 3B lodged on 23 April 2007

12	Is the issue renounceable or non-renounceable?	See Appendix 3B lodged on 23 April 2007

13	Ratio in which the +securities will be offered	See Appendix 3B lodged on 23 April 2007

14	+Class of +securities to which the offer relates	See Appendix 3B lodged on 23 April 2007

15	+Record date to determine entitlements	See Appendix 3B lodged on 23 April 2007

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	See Appendix 3B lodged on 23 April 2007

17	Policy for deciding entitlements in relation to fractions	See Appendix 3B lodged on 23 April 2007

18	Names of countries in which the entity has +security holders who will not be sent new issue documents
Note: Security holders must be told how their entitlements are to be dealt with.
Cross reference: rule 7.7.
See Appendix 3B lodged on 23 April 2007

19	Closing date for receipt of acceptances or renunciations	See Appendix 3B lodged on 23 April 2007

20	Names of any underwriters	See Appendix 3B lodged on 23 April 2007

21	Amount of any underwriting fee or commission	See Appendix 3B lodged on 23 April 2007

22	Names of any brokers to the issue	See Appendix 3B lodged on 23 April 2007

23	Fee or commission payable to the broker to the issue	See Appendix 3B lodged on 23 April 2007

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	See Appendix 3B lodged on 23 April 2007

25	If the issue is contingent on +security holders’ approval, the date of the meeting	See Appendix 3B lodged on 23 April 2007

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	See Appendix 3B lodged on 23 April 2007

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	See Appendix 3B lodged on 23 April 2007

28	Date rights trading will begin (if applicable)	See Appendix 3B lodged on 23 April 2007

29	Date rights trading will end (if applicable)	See Appendix 3B lodged on 23 April 2007

30	How do +security holders sell their entitlements in full through a broker?	See Appendix 3B lodged on 23 April 2007

+	See chapter 19 for defined terms.

Appendix 3B Page 4

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	See Appendix 3B lodged on 23 April 2007

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	See Appendix 3B lodged on 23 April 2007

33	+Despatch date	See Appendix 3B lodged on 23 April 2007
Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+	See chapter 19 for defined terms.

Appendix 3B Page 6

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Stuart A. Mackenzie Group Secretary and General Counsel	Date: 25 May 2007.

Print name:	Stuart A. Mackenzie

+	See chapter 19 for defined terms.

Appendix 3B Page 7